SO
3/22/04

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

[redacted]

SE 04003915 COMMISSION
Washington, D.C. 20549

VF 3-17-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Abramczyk (212) 830-4521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 3 - 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital group, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman & Chief Executive Officer

Title

NANCY HIRSCHMANN
Notary Public, State of New York
No. 31-4834674
Qualified in New York County
Commission Expires March 30, ~~1991~~ 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Williams Capital Group, L.P.

Consolidated Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
The Williams Capital Group, L.P.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and its subsidiary (the "Partnership") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the General Partner; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2004

The Williams Capital Group, L.P.
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 8,067,177
Securities owned, pledged at market value	50,910,114
Securities held for investment	284,902
Receivable from clearing broker	4,194,568
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,492,794	575,990
Security deposit	644,691
Deposits with clearing broker	350,971
Other assets	2,320,404
Total assets	$ 67,348,817
Liabilities and partners' capital	
Securities loaned	$ 49,919,000
Subordinated debt	7,000,000
Accounts payable and accrued expenses	3,082,145
Payable to broker	1,883,299
Total liabilities	61,884,444
Commitments (Note 10)	
Partners' capital	5,464,373
Total liabilities and partners' capital	$ 67,348,817

The accompanying notes are an integral part of this financial statement.

1. Organization

The Williams Capital Group, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Partnership's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital International Limited, a wholly owned subsidiary of the Partnership, organized in the United Kingdom, conducts securities brokerage and trading activities. Williams Capital International Limited is a member of the Financial Services Authority.

Williams Capital Management, LLC a wholly owned subsidiary of The Williams Capital Group, L.P., is a registered investment advisor organized in January 2002, in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. Williams Capital Management, LLC has a 50% ownership interest in EH Williams Capital Management LLC and a 35% ownership interest in Williams Equity Investors, LLC. Williams Equity Investors, LLC has a 50% ownership interest in Cordova, Smart & Williams, LLC. As of December 31, 2003, EH Capital Management had not commenced operations.

The Williams Capital Employee Participation Fund, LLC is a wholly owned subsidiary of the Williams Capital Group, LP. Contributions to this Fund will be based on the financial performance of the Partnership and will be available to pay cash bonuses to eligible employees.

2. Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Partnership and the wholly-owned and majority-owned subsidiaries. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. All intercompany balances and transactions are eliminated in consolidation.

Securities Transactions
Proprietary securities transactions are recorded on a trade date basis.

Foreign Currency Transactions
Assets and liabilities of operations with a functional currency other than the U.S. dollar are translated at the year-end rate of exchange.

Securities Owned, Pledged
Under FAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As substantially all securities owned have been lent under a securities lending agreement they have been reclassified accordingly.

Securities owned are carried at market value and are composed primarily of commercial paper and government securities. The market valuations are provided by the partnership's clearing broker.

Fixed Assets
Fixed assets are carried at cost and are depreciated on a straight-line basis using an estimated useful life ranging from three to five years. Leasehold improvements are carried at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease.

The components of fixed assets as of December 31, 2003 are:

Office equipment	$ 991,165
Leasehold improvements	781,125
Furniture and fixtures	296,494
	2,068,784
Accumulated depreciation	(1,492,794)
Fixed assets, net of accumulated depreciation	$ 575,990

Deposits with Clearing Broker
Deposits with clearing broker is composed of cash held by the Partnership's clearing brokers.

Security Deposits
The security deposits are composed of cash and certificates of deposit which collateralize letters of credit held by the lessor.

Securities Lending Activities
Securities loaned transactions are reported as collateralized financings. The Partnership engages in overnight financing transactions under which it receives cash and delivers securities and other collateral.

Equity Method Investments
The equity method of accounting is used for investments in companies and partnerships in which the Partnership has significant influence through its level of ownership, but for which the Partnership does not have a controlling financial interest. Under the equity method, the Partnership records its share of the income or losses of these investees. Contributions to or purchase of interests in these investees are recorded as investments and are included in other assets, while distributions received from these investees are treated as reductions of the investment balance.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Held for Investment

Securities held for investment consists of investment securities for which the fair value is not readily ascertainable, and are recorded at management's estimate of fair value. Because of the

inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

At December 31, 2003, the investment balance included an investment of $284,902, which is carried at estimated fair value as determined by management.

4. Related Party Transactions

The general partner of the Partnership is The Williams Capital Group, Inc., whose stockholder was a 54.21% limited partner in the Partnership at December 31, 2003. The stockholder of the general partner is also a salaried employee of the Partnership.

During the year, the Partnership paid $175,000 in credit revolver fees to a limited partner.

5. Subordinated Borrowings

The Partnership entered into a $13,000,000 subordinated revolving credit agreement with one of its limited partners which matures in April 2004. At December 31, 2003, the Partnership had $7,000,000 outstanding under this facility.

The note bears interest at an effective annual rate of prime plus 1% per annum. This arrangement is automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date.

At December 31, 2003, the Partnership's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt. Benefit Plan

6. Benefit Plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible for the Plan upon completion of three months of service and reaching the age of twenty one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $12,000 in calendar year 2003. The Partnership does not make a matching contribution.

7. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2003, the Partnership had net capital of $8,609,225 which exceeded the minimum net capital requirement of $250,000 by $8,359,225. The Partnership's ratio of aggregate indebtedness to net capital was .25 to 1.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced to, and cleared through the Partnership's clearing broker. Pursuant to an agreement between the Partnership and its clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from customers' failure to complete such transactions.

The Partnership does not anticipate nonperformance by customers or the clearing broker in the above situation. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of the customers and the clearing broker with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has not recorded a liability with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

In addition, the Partnership sells securities that it does not own and it may therefore be obligated to purchase such securities at a future date. If the market value of such securities increases subsequent to the sale, the Partnership may incur a loss. As of December 31, 2003 there were no such securities held by the Partnership.

9. Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the partners are individually liable for their share of federal and state income tax liabilities. However, the Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided and is included in the Consolidated Statement of Operations.

10. Commitments

The Partnership has entered into non-cancellable leases for office facilities, which contains provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are as follows:

Year ending December 31,	
2004	$ 1,020,711
2005	1,012,297
2006	835,266
2007	447,617
2008	193,066
Total minimum future rental payments	$ 3,508,957

11. Derivative Instruments

The Partnership's trading activities may include from time to time the use of futures contracts to hedge the risk of corporate and agency securities positions. This activity involves, to varying degrees, an element of market risk in excess of the amount recorded in the Partnership's

consolidated statement of financial condition. At December 31, 2003 there were no outstanding derivative instruments.

12. Fair Value of Financial Instruments

Management estimates that the fair value of the financial instruments recognized on the consolidated statement of financial condition (including deposits, securities owned, receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are either carried at fair value or are short-term in nature and there has been no substantial change in the creditworthiness of the counterparties.

13. Option Plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership interests), or at any time with the General Partner's written consent up to the number of units of which the General Partner permits.

Valuation of the options were based upon the book value of the Partnership, at the time of grant, as such outstanding options have exercise prices ranging from $.03 to $1.14.

Each option granted converts into a specified number of units. If all options are exercised the total number of units outstanding at December 31, 2003 represents approximately a 12.5% interest in the Partnership.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

	December 31, 2003	
	Number of Units Outstanding	**Weighted Average Exercise Price**
Beginning of year	396,960	$ 0.71
Forfeitures	15,580	1.14
At the end of year	381,380	$ 0.70

The Partnership applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its option plan. Accordingly, no compensation expense has been recognized for the fair values of the options granted to employees. Had compensation expense for the Partnership's options been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Partnership's net income for the year ended December 31, 2003 would not be materially different from net income as reported in the consolidated statement of operations.

14. Litigations

The Partnership has been named as a defendant in a lawsuit against a number of securities dealers. While the outcome of this lawsuit cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position of the Partnership.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Partners of
The Williams Capital Group, L.P.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Williams Capital Group, L.P. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2004